Variable Universal Life Coverage

FOR [EMPLOYEES AND THEIR DEPENDENTS]

This Coverage is life insurance which includes one or more of these three parts:  Face Amount of Insurance, a Certificate Fund and paid-up insurance.  To be a Covered Person under this Coverage a person must first have become insured for the Face Amount of Insurance.  Under certain conditions, the Certificate Fund may be applied to provide paid-up insurance. Paid-up insurance continues until death unless surrendered [or voided when Extension of Coverage and Waiver of Cost of Insurance Charges During Total Disability applies].

A.DEATH BENEFIT.

If a person dies:

(a)while a Covered Person under this Coverage; or

[(b)while protected under the Extended Death Protection During Total Disability Section of this Coverage; or]

[(c)]during the conversion period after the person's Insurance under this Coverage ends;

a death benefit is payable when Prudential receives written proof of death.  Unless the Insurance is in default, the amount of the death benefit on any date is the Insurance Amount less any Certificate Debt.  The Insurance Amount is [the greater of:

(1)the Face Amount of Insurance plus Certificate Fund; or

(2)the Certificate Fund times the percent for the person's attained age in the Table of Corridor Percentages.]

The Face Amount of Insurance is shown in the [Specifications Page.] The amount of death benefit will depend on the contributions made by or for the Covered Person, the investment experience of the Separate Account (described in Section D. of the Coverage), any interest credited to the Fixed Account (described in Section E. of the Coverage) and the level of charges made.  When a death benefit is payable, the value of the Certificate Fund is determined as of the date of death.  When the Insurance has ended, the amount of the death benefit payable includes any amount available under the provisions of [Sections K. and M.] of this Coverage.

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B.CONTRIBUTIONS.

[The contribution for the first month that this Coverage is in force for a Covered Person must be at least equal to the Initial Monthly Contribution applicable to that person.  After that, you may change the frequency and amount of the monthly contribution, so long as the amount in the person's Certificate Fund, less any Certificate Debt, is enough to make the monthly deductions from the Certificate Fund.  Section C. describes charges for the cost of insurance and other monthly deductions from the Certificate Fund.]

You may also make lump sum contributions for the Covered Person at any time.  But Prudential reserves the right to not accept a lump sum contribution less than the Minimum Lump Sum Contribution.  After the Expense Charges are deducted from each contribution, the balance goes into the Covered Person's Certificate Fund.  The balance is the Net Contribution.  The [Initial] Monthly Contribution, Minimum Lump Sum Contribution and the Expense Charges are shown in the [Specifications Page.]

Prudential reserves the right not to accept, or to return, contributions which would cause this Coverage to fail to qualify as life insurance under applicable tax laws, or which would increase the Insurance Amount by more than it increases the Certificate Fund.

Default: On the first day of each Contract Month Prudential will determine if a Covered Person's Insurance is in default.  To do so, Prudential will determine the value of the Covered Person's Certificate Fund as of the previous Business Day and deduct from that amount the charges described under Section C. of the Coverage.  If the resulting amount, less any Certificate Debt, is less than the amount needed to make the monthly deduction from the Certificate Fund, the Covered Person's Insurance is in default.

The Covered Person's Insurance is also in default if there is excess Certificate Debt, as described under Section J. of the Coverage[, or if any specified Monthly Contribution are not paid for the Covered Person when due, as provided under Section B. of the Coverage.]

Grace Period: You will be granted a grace period equal to the greater of: (a) 61 days from the date the Insurance goes into default; or (b) 30 days from the date Prudential mails you a notice of default, to make the minimum premium contribution required to keep the Covered Person's Insurance in force.  Prudential will continue to accept contributions and make the charges it has set during the grace period.  If the Covered Person dies within the grace period, the death benefit payable will be reduced by the amount that would have been required to keep the Covered Person's Insurance in force to the end of the month in which death occurs.  If the minimum contribution is not made by the end of the grace period, the Covered Person's Insurance will end without value.

[Reinstatement: If a Covered Person's Insurance is still in default after the grace period ends, it may be reinstated.  To do so, these conditions must be met:

(1)You must request reinstatement within three years from the end of the Grace Period.

(2)The Insurance must not have been surrendered for its Cash Surrender Value.

(3)You have given evidence of the Covered Person's insurability that satisfies Prudential.

(4)The Cash Surrender Value must not have been used to buy paid-up insurance.

(5)You must pay a contribution at least equal to (i) the amount, if any, needed to bring the Covered Person's Certificate Fund up to zero as of the date the Covered Person's Insurance went into default; plus (ii) the deductions from the Certificate Fund during the grace period following the date of default; plus (iii) an amount sufficient to make two months' deductions from the Certificate Fund.  From this amount, the Expense Charges shown in the Specifications Page, plus any other charges, will be deducted.

(6)The Group Contract has not ended.

If Prudential approves, the reinstatement will be effective on the first day of the month coinciding with or following the date on which the contribution described in (5) is paid.]

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C.THE CERTIFICATE FUND.

Allocations: For the first [20] days following the Effective Date of the Certificate, the Net Contributions, if any, for a Covered Person are allocated to [the Money Market Account.]  Thereafter, you may allocate all or part of the Net Contributions for the Covered Person to one or more of the variable investment options of the Separate Account shown in the List of Investment Options or to the Fixed Account.  Any allocation made by the [Employee] for the Covered Person must be at least [5%] of each Net Contribution and a fractional percent may not be chosen.  The total must be 100%.  You may change the Covered Person's allocation for future Net Contributions at any time while this Coverage is in force.  You must notify Prudential on a form acceptable to it.  The change will take effect at the end of the Business Day on which Prudential receives the notice, provided such notice is received in good order.

On the date on which a person becomes a Covered Person for this Coverage, the Certificate Fund is equal to the Net Contributions credited on that date, less any applicable charges in items (10)[, (11) and (12)] below.  On any other date, the Certificate Fund is equal to what it was on the prior Business Day plus these items:

(1)any Net Contribution credited on that day;

(2)any increase due to investment results in the value of the variable investment options;

(3)guaranteed interest at an effective rate of [< 2% - 4%>] a year on that part of the Certificate Fund that is in the Fixed Account;

(4)any excess interest on that part of the Certificate Fund that is in the Fixed Account; and

(5)interest credited to any Loan Account as described in Section J. of the Coverage.

and less these items applicable as of that date:

(6)any decrease due to investments results in the value of the variable investment options;

(7)a charge against the variable investment options at a rate of [.00123%] a day ([0.45%] a year) for mortality and expense risk.  Prudential may change that charge, but not to exceed .00245 % a day (0.90% a year);

(8)A charge against the variable investment options for investment management fees and expenses;

(9)any amount charged against the variable investment options for local, state or federal taxes;

(10)a charge for the cost of insurance;

[(11)any charges for administration;

(12)charges for any additional insurance benefits;]

[(13)] any partial withdrawals;

[(14)any transaction charges that may result from a partial withdrawal, loan, additional statement request or transfer;]

[(15)] the amount of any interest on a loan that is not paid when due as described in Section J. of the Coverage.

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Guaranteed Interest: Prudential will credit interest each day on that part of the Certificate Fund invested in the Fixed Account. The interest credited will be [<0.00542552% - 0.01074598%> a day (<2% - 4%> a year)].

Excess Interest: Prudential may credit interest in addition to the guaranteed interest on that part of the Certificate Fund that is allocated to the Fixed Account.  The rate of any excess interest will be determined from time to time.  Prudential may credit a different rate of excess interest to different parts of the Certificate Fund allocated to the Fixed Account.

Charge for Cost of Insurance: On the first day of each Contract Month, Prudential will deduct a charge for the cost of Insurance from the Certificate Fund.  [This charge may also include the cost associated with additional provisions that may be part of the Variable Universal Life Coverage.] The amount deducted is computed as the applicable monthly rate times the Net Amount at Risk. The Net Amount at Risk is equal to the Insurance Amount less the Certificate Fund.  The monthly rate is based on the Covered Person's age, rate class and other features of the Coverage.  In no event will the monthly rate be higher than [200%] of the applicable amount under the 2001 Commissioners Standard Ordinary Mortality Table [80% Male / 20% Female] Composite Ultimate - Age Last Birthday.

Charge for Administration: On the first day of each Contract Month, Prudential may deduct a charge for administration.  The amount of this charge, if any, is shown in the Specifications Page under Monthly Administration Charge.

Deduction of Charges: Any charges deducted from the Covered Person's Certificate Fund will be charged against the Fixed Account and against the variable investment options of the Separate Account on a proportional basis.

D.SEPARATE ACCOUNT.

This Coverage provides that certain values and payments will vary to reflect the investment results of the Separate Account.

Separate Account: The words "Separate Account" where they are used without qualification, mean The Prudential Variable Contract Account - GI-2 (VCA-GI-2).  Prudential established VCA - GI-2 to support group contracts, such as this one, which participate in the Separate Account.

Prudential owns the assets of the Separate Account; it keeps them separate from the assets of its general account.  Assets held in the Separate Account shall not be chargeable with liabilities arising out of any other business of Prudential.  For this purpose, "assets" means only those amounts held in the Separate Account needed to satisfy Prudential's obligation pertaining to benefits attributable to the Separate Account.  Assets held in each investment option of VCA-GI-2 shall not be chargeable with liabilities arising in connection with any other investment option of VCA-GI-2.

Prudential will keep assets in the Separate Account with a total market value at least equal to the amount of the liabilities relating to the benefits attributable to the Separate Account.  Prudential will have sole control of the amount, if any, by which such value exceeds those liabilities.  Prudential may, from time to time,  transfer cash among the Separate Account, its other investment accounts and the investment options of VCA-GI-2 as, in its judgment, experience warrants.  No such transfer will affect Prudential's liability under this Group Contract.

Variable Investment Options:  The VCA-GI-2 variable investment options available to you are listed in the List of Investment Options.  You allocate, using percentages, the Net Contributions for the Covered Person among the various options.

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The Funds: The word Funds, where it is used without qualification, means [the portfolios of The Prudential Series Fund, Inc. and the other mutual fund portfolios in which the Separate Account invests.  These other mutual fund portfolios are unaffiliated with Prudential.  Each of The Prudential Series Fund, Inc. portfolios and the unaffiliated mutual fund portfolios are registered with the SEC under the Investment Company Act of 1940 as open-end diversified management investment companies.  Each of The Prudential Series Fund, Inc. portfolios and the unaffiliated mutual fund portfolios correspond to each of the options in VCA-GI-2.  The portfolios available to you are listed in the List of Investment Options.]

Separate Account Investments: Prudential uses assets of VCA-GI-2 to buy shares in the Funds. Each option of VCA-GI-2 is invested in a corresponding portfolio of a Fund.  Income and realized and unrealized gains and losses from assets in each of these options are credited to, or charged against, that option.  This is without regard to income, gains or losses in Prudential's other investment accounts.

Prudential will determine the value of the assets in each option of VCA-GI-2 on the Valuation Date for that option, as shown in the List of Investment Options.  If that date is not a Business Day, Prudential will use the value of the assets as of the end of the last prior Business Day on which trading took place.

Change In Investment Policy: A portfolio of the Funds might make a material change in its investment policy.  In that case, Prudential will send you a notice of the change.  Within 61 days after receipt of the notice, or within 61 days after the effective date of the change, if later, you may transfer any amount from that portfolio to the Covered Person's Fixed Account or any other investment option available to you.

Change of Fund: A portfolio of the Funds might, in Prudential's judgment, become unsuitable for investment.  This might happen because of a change in investment policy,  a change in laws or regulations,  because the shares are no longer available for investment, or at the discretion of Prudential.  If that occurs, Prudential has the right to substitute another portfolio of the Funds or of an entirely different mutual fund.  But Prudential would first seek any required regulator's consent.

E.FIXED ACCOUNT.

The Fixed Account: You may choose to allocate all or part of the Covered Person's Net Contribution to the Fixed Account.  Allocations to the Fixed Account become part of Prudential's General Account.  Amounts allocated to the Fixed Account are credited with interest as described in Section C. under Guaranteed Interest and Excess Interest.

F.INVESTMENT MANAGER.

Prudential is the investment manager with respect to the amounts held in the Separate Accounts.  Prudential may, in its sole discretion, delegate to one or more of its direct or indirect wholly owned subsidiaries all or part of its authority as investment manager.  No such delegation will in any way affect Prudential's liability for any acts or omissions in the management of the Separate Accounts.

G.TRANSFERS.

You may transfer a Covered Person's amounts among investment options of the Separate Account available to you and into the Fixed Account [as often as twelve times during a Certificate Year without charge], unless the Insurance is in default.  [The minimum amount that can be transferred is $100, or

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the entire value of the option if less.  Transfer requests in percent terms may not be a fractional percent and must be at least 5%.] To make a transfer, you must notify Prudential on a form acceptable to it.  The transfer will take effect on the Valuation Date on which Prudential receives the notice.  No transfer may be made within the first [30] days following the Effective Date of the Certificate.

You may also transfer a Covered Person's amounts from the Fixed Account  into the variable investment options at any time during the year, subject to the following limitations:

(1)Only [one transfer from the Fixed Account] can be made each Certificate Year;

(2)The maximum amount that can be transferred is [the greater of $5,000 or 25% of the amount in the Fixed Account].

[Prudential reserves the right to deduct from the Covered Person's Certificate Fund, on a pro-rata basis, a transaction charge of up to $20.00 for each transfer request exceeding twelve in any Certificate Year.]

Delayed Transfers: Prudential usually transfers the Covered Person's amounts on the date it receives the [Employee's] request.  But Prudential has the right to defer making a transfer if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) there occurs a system failure or power outage.

H.FULL SURRENDER.

You may surrender the Covered Person's Insurance for its Cash Surrender Value at any time.  To surrender the Covered Person's Insurance, you must ask Prudential on a form acceptable to Prudential.  You may ask Prudential what the Cash Surrender Value of the Covered Person's Certificate Fund is prior to electing to surrender.  Prudential will pay the Cash Surrender Value  calculated as of the Valuation Date on which Prudential receives your request.  The proceeds will be paid to you  in a lump sum.

[The transaction charge for a full surrender may be up to the lesser of (a) $20, or (b) 2% of the amount paid upon surrender.]

Delayed Surrender: Prudential usually pays any Cash Surrender Value within 7 days of the date it receives your request.  But Prudential has the right to defer paying the portion of the proceeds that is to come from the variable investment options if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) there occurs a system failure or a power outage.  Prudential also has the right to defer paying the portion of the proceeds that is to come from the Fixed Account for up to six months.  If Prudential does so for more than 30 days, it will pay interest on that portion at the current Fixed Account rate.

I.PARTIAL WITHDRAWALS.

You may make partial withdrawals from the Covered Person's Certificate Fund.  Any partial withdrawals are subject to all of these terms:

(1)The Insurance must be in force and not in default.

(2)You must ask for the partial withdrawal on a form acceptable to Prudential.

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(3)The maximum amount of any partial withdrawal is the amount that would reduce the Covered Person's Certificate Fund (less any Certificate Debt and any outstanding charges) to the amount needed to make [the next monthly deductions from the Certificate Fund].

(4)The amount withdrawn must be at least [$200].

(5)The amount withdrawn will be taken from the Covered Person's Certificate Fund accounts on a pro-rata basis, unless you select specific accounts.

[Prudential reserves the right to deduct from the amount withdrawn from the Covered Person's Certificate Fund a transaction charge, up to the lesser of (a) $20.00 or (b) 2% of the amount withdrawn, with respect to each partial withdrawal.]

Delayed Withdrawals: Prudential will usually pay any partial withdrawals within seven days of the date it receives the request.  But Prudential has the right to defer paying the portion of the proceeds that is to come from the Covered Person's variable investment options if : (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) there occurs a system failure or a power outage.  Prudential also has the right to defer paying the portion of the proceeds that is to come from the Fixed Account for up to six months.  If Prudential does so for more than 30 days, it will pay interest on that portion at the current Fixed Account rate.

An amount withdrawn may not be repaid except as a contribution subject to charges.

J.LOANS.

You may make a request to borrow from a Covered Person's Certificate Fund.

Loan Requirements:  Loans are subject to these terms:

(1)The Covered Person's Insurance must be in force and not in default.

(2)The Covered Person's Certificate Debt must not be more than the Loan Value.

(3)The amount borrowed from the Covered Person's Certificate Fund at any one time must be at least [$200].

(4)The amount borrowed will be taken from the Covered Person's Certificate Fund on a pro-rata basis, unless you select specific accounts.

If there is already Certificate Debt when you take out the loan, the new amount borrowed will be added to that debt.

Maximum Loan Value: The maximum Loan Value (before any applicable charge) is determined by multiplying the Certificate Fund by [90%] and subtracting any existing loan with accrued interest, any outstanding charges and the amount needed to make [the next monthly deductions from the Certificate Fund].

Interest Charge: Interest charged on any loan will accrue daily at an annual rate determined each year by Prudential.  Interest payments on any loan are due on each Contract Anniversary, or when the loan or any part of it is paid back, if that comes first.  If interest is not paid when due, it will be added to the principal amount of the loan.  Then interest is charged on it, too.  Prudential will notify the [Employee 31] days before the interest on the loan becomes due.

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The loan interest rate is the annual rate Prudential sets from time to time.  The rate will never be greater than that permitted by law.  It will change [only on a Contract Anniversary.]  Before the start of each Contract Year,  Prudential will determine the loan interest rate to be charged for that year.

When you take out a loan, Prudential will tell you the initial interest rate for the loan.  Prudential will notify you if the rate is to be changed.

Effect of a Loan: A Loan Account that is part of a Covered Person's Certificate Fund will be set up when you take out a loan.  The amount of the loan taken will be credited to the Covered Person's Loan Account.

Prudential will credit interest to the Covered Person's Loan Account at the loan interest rate for the Contract Year, less [2%].  On each Contract Anniversary, if there is a loan outstanding, interest credited to the Loan Account will be allocated to the variable investment options and the Fixed Account based on your then current Net Contribution allocations for the Covered Person.

Repayment: You may pay back all or part of any Certificate Debt at any time.  If you choose to make repayment by partial withdrawal from the Covered Person's Certificate Fund, the provisions of Section I. of the Coverage will apply.  Repayment will be allocated among the Covered Person's Fixed Account and the variable investment options, based on your then current Net Contribution allocations[, unless you select specific accounts.] While a loan is outstanding, any payment should be designated as a contribution or a loan repayment.  If that designation is not made, it will be treated as a loan repayment.

Should a death benefit become payable while a loan is outstanding, or should the Covered Person's Insurance be surrendered while a loan is outstanding, or should the Covered Person's Insurance lapse, any proceeds otherwise payable will be reduced to reflect the amount of the loan and any accrued interest.

Excess Certificate Debt: If Certificate Debt ever becomes equal to or more than the Certificate Fund value minus an amount equal to that needed to make [the next month's deductions], the Insurance is in default.  Prudential will send you a notice at your last known address stating the minimum contribution that, if paid to Prudential, will keep this coverage from ending.  The Covered Person's Insurance under this Coverage will end at the end of the grace period described in Section B. if the minimum contribution is not made.

Delayed Loans: Prudential usually makes a loan within seven days of the date it receives your request.  But Prudential has the right to defer making the portion of the loan that is to come from the Covered Person's variable investment options if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) there occurs a system failure or a power outage.  Prudential also has the right to defer paying the portion of the proceeds of a loan that is to come from the Fixed Account for up to six months.  If Prudential does so for more that 30 days, it will pay interest on that portion at the Fixed Account rate.

[Prudential reserves the right to withdraw from the Covered Person's Certificate Fund a transaction charge of up to $20.00 with respect to each loan made.]

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[K.EXTENSION OF COVERAGE AND WAIVER OF COST OF INSURANCE CHARGES DURING TOTAL DISABILITY.

If you meet the conditions below:

(1)The Variable Universal Life Coverage, including any of the additional provisions that may be a part of the Variable Universal Life Coverage, will be extended while you are Totally Disabled.

(2)From the date Prudential first receives written proof as described below, the monthly Charge for Cost of Insurance will be waived while the Variable Universal Life Coverage, including any of the additional provisions that may be a part of the Variable Universal Life Coverage, is being extended.

The conditions are:

•	You become Totally Disabled while you are insured for Face Amount of Insurance under the Variable Universal Life Coverage and are not retired.

•You are less than age 60 when your Total Disability starts.

Total Disability:  You are "Totally Disabled" when:

(1)You are not working at any job for wage or profit; and

(2)Due to Sickness, Injury or both, you are not able to perform for wage or profit, the material and substantial duties of any job for which you are reasonably fitted by your education, training or experience.

The extension ends one year after your Total Disability started, unless, within that year, you give Prudential written proof that:

(1)You have met the above conditions; and

(2)You are still Totally Disabled; and

(3)Your Total Disability has continued for at least nine months.

Prudential will then further extend the Variable Universal Life Coverage, including any of the additional provisions that may be a part of the Variable Universal Life Coverage, for successive one year periods.  The first of these periods will start on the date Prudential receives this proof.  After that first period, you must give written proof when and as required by Prudential once each year that your Total Disability continues.

If you or your dependent dies while the Variable Universal Life Coverage, including any of the additional provisions that may be a part of the Variable Universal Life Coverage, is being extended, the death benefit will include the amount of that extension when Prudential receives written proof that:

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(1)Your Total Disability continued until that person's death; and

(2)All of the above conditions have been met.

If you or your dependent spouse dies within one year after your Total Disability started and before you give Prudential proof of Total Disability, written notice of your or your dependent's death must be given to Prudential within one year after the death.

This extension ends if and when:

(1)Your Total Disability ends or you reach age 65; or

(2)You fail to furnish any required proof that your Total Disability continues; or

(3)You fail to submit to a medical exam by Doctors named by Prudential when and as often as Prudential requires.  After two full years of this protection, Prudential will not require an exam more than once a year.

If this extension ends after you have given the first proof of continued Total Disability, the same rights and benefits under Sections A and M apply as if it was Face Amount of Insurance under the Variable Universal Life Coverage which ended at this time.  But this does not apply if you become insured again for the Face Amount of Insurance within 31 days after this extension ends.

The amount of a person's Face Amount of Insurance that may be extended is the amount of the person's Face Amount of Insurance on the day Total Disability began, subject to the provisions of the Schedule of Benefits.  But the amount is reduced by any amount payable under any Prudential group life insurance that replaces the Variable Universal Life Coverage for a class of Employees.

Effect of Conversion:  An individual contract issued under Section M will be in place of all rights under this Section F.]

[L.]PAID-UP INSURANCE.

You may elect to provide paid-up insurance for a Covered Person at any time in lieu of the Insurance, if the Cash Surrender Value of the Covered Person's Certificate Fund is at least $1,000.  You must make the election on a form acceptable to Prudential.

The election will take effect at the end of the first Business Day on which Prudential receives the form.

This option will apply automatically if: (a) a Covered Person's Insurance ends (for reasons other than default)[; or (b) extended death protection ends (and the person does not again become covered during the next 31 days) as provided in Section K; and (c)] the Cash Surrender Value of the Covered Person's Certificate Fund is at least $1,000 and you do not choose any of the options available upon termination of the person's Coverage within 61 days after Coverage ends.

The amount of paid-up insurance under this option is the amount which the Covered Person's current Cash Surrender Value will provide when used as a net single premium, but it may not be more than the Covered Person's death benefit.  The maximum premium will be based on the 2001 Commissioners' Standard Ordinary Mortality Table [80% Male / 20% Female] Composite Ultimate – Age Last Birthday at 4%.  It will be determined by your attained age.

[All of a person's] paid-up insurance may be surrendered for its cash value at any time.  The cash value will be the net single premium at the Covered Person's attained age for the amount of Insurance, using the same basis which determined that amount.  [Partial surrenders of a person's paid-up insurance are not permitted.]  Prudential may defer a surrender for up to six months.  If Prudential does so for more than 30 days, it will pay interest on that portion at the rate of [3%] a year.  [If a Covered Person's paid-up insurance is surrendered for its cash value, Prudential may make a charge, up to the lesser of: (a) 2% of the cash value of the surrender; and (b) $20.00.]

[Premium Refunds: Prudential will determine that part of the premium refund, if any, derived from the Covered Person's paid-up insurance.  That part will be applied to increase the Covered Person's paid-up insurance.  That part will not be considered in determining the disposition or effect of premium refunds under any other provisions of the Group Contract.]

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Change in Beneficiary: If you purchase paid-up insurance and you make a Beneficiary change the Beneficiary change form must be filed with Prudential.

[M.]CONVERSION PRIVILEGE.

If a [person's] Face Amount of Insurance under the Variable Universal Life Coverage ends for [one of the reasons] stated below, [the person] may convert to an individual life insurance contract.  Evidence of insurability is not required.  The reason[s are:

(1)Your employment ends, you transfer out of a Covered Class, or your amount of insurance is reduced by reason of age, retirement, the end of your membership in a Covered Class, or an amendment to the Group Contract that changes the benefits for your class;

(2)With respect to a dependent, that dependent is no longer a Qualified Dependent;

(3)]All Face Amount of Insurance that applies to the person under the Group Contract for the Employee's class ends by amendment or otherwise.  [But, on the date it ends the person must have been insured for five years for that insurance (or for that insurance and any other Prudential rider or group contract replaced by that insurance).]

Any such conversion[s are] subject to the rest of this Section [M].

Availability:  [A person] must apply for the individual contract and pay the first premium by [the later of:

(1)the thirty-first day after the person's Face Amount of Insurance ends; and

(2)the fifteenth day after the person has been given written notice of the conversion privilege.  But, in no event may insurance be converted to an individual contract if the person does not apply for the individual contract and pay the first premium prior to the ninety-second day after the person’s Face Amount of Insurance ends.]

Individual Contract Rules: The individual contract must conform to the following:

Amount:  [If your employment ends, you transfer out of a Covered Class or with respect to a dependent who is no longer a Qualified Dependent, not more than:

(1)the total amount of the person's insurance under this Universal Life Coverage (face amount of insurance plus fund) just before the face amount of insurance ends; minus

(2)the amount of the person's fund needed to cancel any loan due; minus

(3)any amount of the person's paid-up insurance under the Universal Life Coverage purchased by using the person's fund just after the face amount of insurance ends].

[But, if a person converts when extended death protection ends, the amount of that protection applies in place of the Face Amount of Insurance in (1) above.

Or, if] the Face Amount of Insurance ends because all Face Amount of Insurance of the Group Contract for your class ends, the total amount of individual insurance which [you or your dependent spouse] may get in place of all life insurance then ending for [you or your dependent spouse] under the Group Contract will not exceed the [lesser of the following:

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(1)The] total amount of all life insurance then ending for that person under the Group Contract reduced by the sum of:  (a) the amount of that person's Certificate Fund needed to cancel any loan due; (b) the amount of that person's paid-up insurance; and (c) the amount of group life insurance from any carrier for which you are or become eligible within the next [31] days.

[(2)$10,000.]

Death During Conversion Period:  The amount you had a right to convert to an individual contract is included in the death benefit if the person dies:

(1)Within 31 days after the person's Face Amount of Insurance ends; and

(2)While the person has the right to convert the Face Amount of Insurance to an individual contract.

It is included even if the person did not apply for conversion.  [But it is reduced by the amount of any extended death benefit protection which applies.]

Form:  Any form of a life insurance contract that:

(1)conforms to Title VII of the Civil Rights Act of 1964, as amended, having no distinction based on sex; and

(2)is one that Prudential usually issues at the age and amount applied for.

[This does not include term insurance or a contract with disability or supplementary benefits.]

Premium:  Based on Prudential's rate as it applies to the form and amount, and to the person's class of risk (other than gender) and age at the time.

Effective Date:  The end of the 31 day period after which the person ceases to be insured for the Face Amount of Insurance.

[N.]GENERAL PROVISIONS.

[Suicide: If  a Covered Person, whether sane or insane, dies because of suicide, the death benefit under the Variable Universal Life Coverage may be limited.  If death because of suicide occurs:

(1)within two years from the date a person became a Covered Person, it is limited to:

(a)the sum of the contributions paid, minus

(b)any loans and the interest charged to it; minus

(c)any amounts which have been withdrawn from that person's Certificate Fund.

(2)within two years from the date of any increase in that person's Face Amount of Insurance, the part of the death benefit that would be on account of that increase is limited to the sum of the contributions paid for that increase.

(3)within two years from the date the person's Variable Universal Life Coverage is reinstated, it is limited to:

89759                                                                                                                                                                                                                                                                                                                  [(L)]
 VUL R 1046

(a)the sum of the contributions paid since the date of the reinstatement; minus

(b)any loan and the interest charged to it; minus

(c)any amounts which have been withdrawn from that person's Certificate Fund.]

Annual Report: Prudential will send you a detailed report of each Covered Person's Certificate Fund.  It will be sent within three months after the end of each [Contract Year.]  You may request a report at other times, subject to a fee of [$20.00] for its cost.

Payment of Death Claim: If Prudential pays a death claim in a lump sum, it will usually pay the proceeds within seven days of the date it receives written proof of loss.  But Prudential has the right to defer paying any part of the death benefit that is to come from the variable investment options if: (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) there occurs a system failure or a power outage.  Prudential also has the right to defer paying the portion of the proceeds that is to come from the Fixed Account for up to six months.  If Prudential does so for more than 30 days, it will pay interest on that portion at the current Fixed Account rate.

Beneficiary; Mode of Settlement: Any death benefit under a section of this Coverage is payable according to that section and the Beneficiary and Mode of Settlement Rules.

____________________

89759                                                                                                                                                                                                                                                                                                                  [(M)]
 VUL R 1046

The Prudential Insurance Company of America

Explanation of Variable Language for

89759 VUL R 1046

There are two types of variable material set forth in brackets within this form.  These types are:

A.	Illustrative material; and

B.	Specific variable material.

Illustrative material consists of any entries such as numbers, addresses, amounts, times and ages which may be varied.

Within the illustrative material, the term "you", "person", "Employee" or "Dependent" may be replaced by the term "participant", "member" or other appropriate term describing a member of the group insured.

References to additional provisions (e.g. Option to Accelerate Payment Death Benefits,  Additional Provisions for Accidental Death and Dismemberment Coverage, Accidental Motor Vehicle Death Coverage (seat belt benefit) and Dependents Term Life Coverage) will either be included or omitted according to the facts of the plan design.

This form currently reflects the language used when employee and dependent spouse coverage for Variable Universal Life Coverage are included in the same certificate.  The form may be changed to provide:

•	employee-only coverage when there is no spouse or adult child coverage, or when spouse or adult child coverage is not in the same certificate; or

•	spouse-only coverage when spouse coverage is in a separate certificate; or

•	adult child-only coverage when adult child coverage is in a separate certificate.

The term "spouse" may be replaced by the term "spouse or domestic partner".

The bracketed references will be appropriately modified to reflect grammatical form.

Specific variable material is noted by margin notes.  Specific variable material will be changed only as indicated in the marginal note explanations shown below.  But, illustrative material that appears within specific variable material may be varied as described above.

Marginal Notes

1.
This item will be included as shown when the Variable Universal Life Coverage includes the Extension of Coverage and Waiver of Cost of Insurance Charges during Total Disability feature.  Otherwise, it will be omitted.

2.
This item will be included as shown when a certificate is subject to the Guideline Premium Test.  When a certificate is subject to the Cash Value Accumulation Test, this item will be modified to replace (2) with the following:

(2)
the Certificate Fund divided by the net single premium per $1 at the person's attained age on that date.  This premium will be based on the 2001 Commissioners Standard Ordinary  Table, 80% Male / 20% Female Composite Ultimate -  Age Last Birthday, at the interest rates as described in Section 7702 of the Internal Revenue Code of 1986, as amended.

3.	This item will be included as shown or replaced by "Schedule of Benefits".

4.	Reference to "Initial" in the phrase "Initial Monthly Contribution" will be included as shown or omitted.

5.	This item will be included as shown or omitted.

6.	This will be included as shown or modified to show a time period between three and five years.

7.	This item will be included as shown or modified to show a different number of days. That number will never be less than the "free look" period plus ten days.

8.	This item will be included as shown or modified to refer to the Fixed Account.

9.	This item will be included as shown or modified to be any non-fractional percent of 100.

10.	This item will be included as shown or (11) will be omitted if no administration charge applies and (12) will be omitted if no charges for additional insurance benefits apply.

11.	This item will be included as shown or modified to show a higher percent, as determined by Prudential's Board of Directors and declared from time to time. In no event will it be less than 2% per year.

12.	This item will be included as shown or modified to show a different charge. In no event will that charge exceed .00245% a day (0.90% per year).

13.	This item will be included as shown, modified to omit any transaction charge that does not apply or omitted if no transaction charges apply.

14.	This item will be included as shown or omitted if no additional provisions apply.

15.	This item will be included as shown or modified to show a different percent. In no event will the percent shown in this item be greater than 200%.

16.	This item will be included as shown or modified to reflect the status of Prudential's Separate Accounts.

17.	This number was not used.

18.	This item will be included as shown, omitted or modified to show a greater number of transfers permitted without charge.

19.	This item will be included as shown, omitted or modified to omit the first sentence of the item or to increase the minimum dollar amount to a different amount up to $500.

20.	This item will be included as shown or modified to show a number greater than one. The account will either be the Fixed Account or the Money Market Account.

21.	This item will be included as shown or modified to show a lower amount.

22.	This item will be included as shown, omitted or modified to show a greater number of transfers permitted without charge or to increase or lower the charge.

23.	This item will be included as shown, omitted or modified to show the actual charge which will not exceed the maximum shown.

24.	This item will be included as shown or modified to refer to two monthly deductions.

25.	This item will be included as shown or changed to show a figure between $100 and $500.

26.	This item will be included as shown or modified to show any percent between 75 and 100.

27.	This item will be included as shown or modified to show a number of days not less than 31.

28.	This item will be included as shown or modified to refer to an Employer's Inclusion Date or any other day that occurs once a year.

29.	This item will be included as shown or may be modified to show a percent less than 2%, but never zero.

30.	This section may be omitted. References to additional provisions may be included as shown or omitted. If included, it will be included as shown or changed as described below.

a.	The reference to age 60 may be replaced by any age greater than 60.

b.	The reference to nine months may be replaced by six, seven or eight months.

c.	The reference to the extension ending at age 65 may be omitted or modified to show an age greater than 65.

31.	This item will be included as shown or modified to provide that all or part of a person's paid-up insurance may be surrendered.

32.	This item will be included as shown or omitted if partial surrenders are permitted.

33.	This item will be included as shown or modified to omit (1) and (2) when the Continued Coverage feature is part of the employer's plan.

34.	This time period may be revised, but it will never be less than required by state law.

35.	This item will be included as shown or will be omitted when the Continued Coverage feature is part of the employer's plan.

36.	This item will be included as shown or modified to show a number greater than 31

37.	This amount may be increased or decreased, as permitted by state law.

38.	This item will be included as shown or modified to provide information about the types of converted coverage contracts available.

39.	This item will be included as shown or modified to read "Calendar Year".

40.	This item will be included as shown or modified to show an amount not to exceed $20.

41.	For plans rated on a unisex basis, the percentage Male will never exceed 80%.